

December 6, 2019

Hamid Moghadam
Chief Executive Officer
Prologis, Inc.
1800 Wazee Street, Suite 500
Denver, CO 80202

Re: Prologis, Inc.
     Registration Statement on Form S-4
     Filed November 26, 2019
     File No. 333-235260

Dear Mr. Moghadam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction